Caledonia’s 2007 Annual Results Conference Call

Toronto, Ontario – March 26, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) will host a conference call on Monday April 7, 2008 at 11:00 hours (EST) to discuss the 2007 annual results.

Please dial-in 10 minutes beforehand and quote the conference ID number: 243390#

International Access Number:

+44 (0) 20 8609 0205

UK Toll-free Number:

+44 (0) 800 358 2705

Canadian Toll Number:

+1 514 315 1023

Canadian Toll-free Number:

+1 866 270 8076

USA Toll-free Number:

+1 866 793 4279

*If you are calling from a mobile phone your provider may charge you when connected to our toll-free number.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881